
PETRO

PetroFunders will be the online marketpl


Problem: Oil & Gas In
Raising capital is difficult for small oil & gas co
Equity Crowdfunding has not entered the oil &

The Solution





Platform

An online platform where

Transparency

Simplified terms makes

How It Works For Inve

Explore

Review Deal

Investment Products

Investment Product Types	Royalty Fund	Well Rep
Probability of: Risk of Loss Annual Cash Return Annual IRR		
Risk		
Annual Cash Return	$$$$ Low	$$$ Hig
Diversification	High	Hig

Business Model

<u>Fund Products – Revenue</u>

- Annual Management Fee
- Revenue Share
- Investment alongside our



Fund Products
$$$

Traction: Progress To

- Online crowdfunding platform built
- Corporate structure finalized with 5 entities
- 6 Core team members + 3 Advisors
- First offering on platform
  - Raised $1.91 Million for first offering
  - 15 Investors
  - Final due diligence of legal terms prompted us to halt the deal and

CrowdFunding Validat

Commercial Real Estate (CRE)

- 40+ Active CRE Crowdfunding Platforms
- As of 2018, US Real Estate crowdfunding m
- Multiple $1+ Billion Valuations
- Minimum buy-ins ranging from $1,000 to $25

CrowdFunding Industry – July 2020

- Highest month of new offerings with 128 new

PetroFunders Advanta

Technical

Regulatory

Market Size

TAM: $75 Billion

Capital requirements for target U.S. oil & gas companies over the next five years.



Market Opportunity


Price of Oil
90
80
70
60
50
40
30
20
10
Historically low oil prices – COVID19

Team: 100 Years of Ind



Maurice Dukes

Co-Founder, Chief Executive Officer

- Reservoir engineer with expertise in most major US fi
- Previously held corporate engineering positions for Ca
- B.S. in Petroleum Engineering from University of Okla



Ryan Werking

Co-Founder, Chief Operating Officer

- Founded engineering consulting company working wi
- Assisted with the 2nd edition of college textbook Oil a
- B.S. in Petroleum Engineering from Colorado School



Stephen Gornick

- 30+ years of oil and gas experience
- Directing operations and evaluating oil and gas reserv
- B.S. in Petroleum Engineering | MS in Economics fro

Advisory Board



Gaurdie Banister Jr.

- Director at Tyson Foods
- Former Board member of Marathon Oil
- Former President & CEO of Aera Energy LLC



Steve Coombs

- President at Patriot Resources & Turnkey Abandonment Sol
- Board member of the California Independent Petroleum Assoc
- Partner at Reverse Engineering LTD



John D. Wright, PhD, PE

Use of Funds

★ Raising $1,067,191 during this seed round

Post-money Valuation: $12,500,000



- Met in co
  gas deals
- After coll
  entreprer
  & gas cor
- While exp
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  crowdfun